# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025444

# FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 188 SECTION

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2002

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____ to ____

**Commission File Number 1-3822**



A. Full title of the Plan:

Campbell Soup Company Savings Plus Plan
For Salaried Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 16 pages including exhibits. An index of exhibits is on page 15.

## Campbell Soup Company
## Savings Plus Plan for Salaried Employees
## Index to Financial Statements and Additional Information



* The additional information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



**PricewaterhouseCoopers LLP**
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## Report of Independent Accountants

To the Participants and Administrative
Committee of the Campbell Soup Company
Savings Plus Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Campbell Soup Company Savings Plus Plan for Salaried Employees (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 16, 2003

## Campbell Soup Company
### Savings Plus Plan for Salaried Employees
### Statements of Net Assets Available for Benefits
### December 31, 2002 and 2001
***(in thousands)***

| | 2002 | 2001 |
|---|---|---|
| Interest in Master Trust, at fair value | $ 336,435 | $ 412,930 |
| Net assets available for benefits | $ 336,435 | $ 412,930 |

The accompanying notes are an integral part of these financial statements.

## Campbell Soup Company
### Savings Plus Plan for Salaried Employees
### Statements of Changes in Net Assets Available for Benefits
### for the Years Ended December 31, 2002 and 2001
### *(in thousands)*

| | 2002 | 2001 |
|---|---|---|
| Additions: | | |
| Additions in net assets attributed to: | | |
| Plan's share of investment income of Master Trust: | | |
| Interest and dividends | $ 5,135 | $ 5,827 |
| Other | 122 | 61 |
| | 5,257 | 5,888 |
| Contributions: | | |
| Employer | 6,620 | 6,034 |
| Participants | 25,664 | 24,415 |
| | 32,284 | 30,449 |
| Total | 37,541 | 36,337 |
| Deductions: | | |
| Deductions for net assets attributed to: | | |
| Plan's share in investment losses of Master Trust: | | |
| Net depreciation in fair value of investments | (81,836) | (63,713) |
| Benefits paid to participants | (32,200) | (37,165) |
| Total | (114,036) | (100,878) |
| Net decrease | (76,495) | (64,541) |
| Net assets available for benefits: | | |
| Beginning of year | 412,930 | 477,471 |
| End of year | $ 336,435 | $ 412,930 |

The accompanying notes are an integral part of these financial statements.

## 1. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

**General**

The Plan is a defined contribution plan covering salaried employees at substantially all domestic locations of Campbell Soup Company (the "Company" or "Campbell Soup") and its subsidiaries and certain other former employees. It is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is supervised, administered, and interpreted by an Administrative Committee which is appointed by the Board of Directors of the Company. The Administrative Committee comprises one or more persons who may be, but need not be, employees or members of the Board of Directors of the Company.

**Employee Contributions**

Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. Prior to January 1, 2002, monthly contributions were limited to a pre-tax maximum of 15% or a post-tax maximum of 10%, or a combined maximum of 15% of a participant's earnings, as defined, in multiples of 1%. Effective January 1, 2002, monthly contributions were limited to a 15% pre-tax maximum with respect to a highly compensated employee or 50% with respect to a non-highly compensated employee. In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed 15% with respect to a highly compensated employee or 50% with respect to a non-highly compensated employee. However, in accordance with the Internal Revenue Code ("IRC"), the amount of a participant's pre-tax contribution for calendar years 2002 and 2001 was limited to $11,000 and $10,500, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

**Employer Contributions**

The Company makes matching contributions in the amount of 50% of all participant contributions up to 5% of the participant's earnings beginning after one full year of service. The Company, at its discretion, may also make an additional annual contribution based on the Company's fiscal year financial performance. All Company contributions shall be invested in the Campbell Soup Company Stock Fund. These non-participant directed contributions and the related investment earnings cannot be transferred to any of the Plan's other investment funds until attainment of age 55 and 10 years of service. Effective January 1, 2003, the Plan was amended to permit participants to transfer any portion of the Company contributions and related investment earnings to any of the Plan's other investment funds.

**Participant Accounts**

Each participant's account is credited with the participant's contributions, the Company's contributions and investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Employees can receive dividends paid on the Company's stock held in the Campbell Soup Company Stock Fund as income (cash) or reinvest the dividends back into the Campbell Soup Company Stock Fund.

**Vesting**
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on the following:

| Completed Years of Service | Vesting |
|---|---|
| One year | 20% |
| Two years | 40% |
| Three years | 60% |
| Four years | 80% |
| Five years or more | 100% |

**Investment Options**
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following eleven investment options.

*Campbell Soup Company Stock Fund.* Funds are invested primarily in Campbell Soup Company common stock, with a small portion invested in short-term money market instruments for liquidity.

*Templeton Foreign Funds.* Funds are invested in shares of a registered investment company managed by Templeton Global Advisors Limited that invests primarily in an internationally diversified portfolio of equity securities.

*MSI Small Company Growth.* Morgan Stanley Investment Management seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of small U.S. and, to a limited extent, international markets.

*Western Asset Core.* Funds are managed by Western Asset Management Company and are invested in a portfolio of fixed income securities of various maturities.

*Managed Income Portfolio.* Funds are invested in an open-end commingled pool managed by Fidelity Investments ("Fidelity") which invests in short and long-term investment contracts issued by insurance companies.

*Retirement Money Market Portfolio.* Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and international issuers.

*Equity Income Fund.* Funds are invested in shares of a registered investment company managed by Fidelity that invests mainly in dividend-paying common and preferred stocks.

*Spartan U.S. Equity Index Fund.* Funds are invested in shares of a registered investment company managed by Fidelity that invests in shares of the Standard & Poor's 500 stock index.

*Magellan Fund.* Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

*Growth Company Fund.* Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

*Asset Manager Fund.* Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and international markets.

Prior to January 1, 2002, employees had the ability to direct employee contributions into the *International Growth and Income Fund.* No future contributions may be made to the fund, although current fund balances may remain.

**Participant Loans**

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 6 months to 4.5 years. The loans are secured by the balance in the participant's account and bear interest at two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are paid ratably through payroll deductions. A $35 loan origination fee and a $15 annual loan maintenance fee are charged to participants with loan balances. Such fees are presented as deductions on the statement of changes in net assets.

**Payment of Benefits**

A participant who has five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of his or her account balance. If a participant is under age 59 ½, a withdrawal may be made from the participant's pre-tax account without penalty only if a financial hardship is demonstrated.

**Forfeited Accounts**

In 2002 and 2001, forfeited nonvested accounts totaling approximately $0 and $59,056, respectively, were used to reduce the Company's matching contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaling approximately $1,219,000 and $1,106,000 were available to reduce future Company contributions and to offset administrative fees.

## 2. Significant Accounting Policies

**Basis of Accounting**
The financial statements have been prepared on the accrual basis of accounting.

**Master Trust Participation**
The Plan participates in the Campbell Soup Company Savings and 401(k) Plans Master Trust (the "Master Trust"). The Master Trust combines, for administrative purposes, the assets of the Plan and those of the other defined contribution plan of the Company within the United States. Each plan has a specific interest in all assets, liabilities, net investment gains and losses, and administrative expenses of the Master Trust.

**Investment Valuation and Income Recognition**
The interest of the Plan in the Master Trust is stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Master Trust at year end. The fair value of the Campbell Soup Company Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Campbell Soup common stock and short-term money market investments. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan was borrowed.

**Payment of Benefits**
Benefits are recorded when paid.

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

**Reclassifications**
Certain prior year amounts have been reclassified to conform to current year presentation.

## 3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan and related Master Trust are designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.

### 4. Related Party Transactions

Certain Plan investments are shares of mutual funds and one collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Certain administrative expenses are paid by the Company, as provided by the Plan document. Administrative fees for services provided by Fidelity for the Master Trust amounted to approximately $124,000 and $127,000 for the years ended December 31, 2002 and 2001, respectively.

### 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

### 6. Master Trust

The net assets available for benefits of the Master Trust at December 31, 2002 and 2001 were as follows (in thousands):

| | 2002 | 2001 |
|---|---|---|
| Assets: | | |
| Investments, at fair value | $471,672 | $575,828 |
| Net assets available for benefits | 471,672 | 575,828 |
| Plan's interest in Master Trust | 336,435 | 412,930 |

The Plan's interest in the net assets available for benefits of the Master Trust is determined based upon the specific allocation of the assets in the Master Trust identified by each participating plan.

At December 31, 2002 and 2001, the Plan's interest in the Master Trust was approximately 71% and 72%, respectively, of the fair value of the Master Trust's net assets.

The following summarizes the changes in net assets available for benefits of the Master Trust for the years ended December 31, 2002 and 2001 (amounts in thousands):

| | 2002 | 2001 |
|---|---|---|
| Additions: | | |
| Interest and dividends | $ 7,187 | $ 7,705 |
| Contributions: | | |
| Employer | 10,227 | 9,690 |
| Participants | 36,975 | 36,761 |
| | 47,202 | 46,451 |
| Total | 54,389 | 54,156 |
| Deductions: | | |
| Net depreciation in fair value of investments | (113,714) | (86,222) |
| Benefits paid to participants | (44,722) | (50,950) |
| Other | (109) | (108) |
| Total | (158,545) | (137,280) |
| Net decrease | (104,156) | (83,124) |
| Net assets available for benefits: | | |
| Beginning of year | 575,828 | 658,952 |
| End of year | $ 471,672 | $ 575,828 |

The Master Trust's investments (including investments bought and sold, as well as held during the year) depreciated in value, as follows (amounts in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Registered investment companies | $ (65,397) | $ (50,421) |
| Stock funds | (48,317) | (35,801) |
| | $(113,714) | $ (86,222) |

The fair value of investments held which represent 5% or more of the Master Trust's net assets are as follows (amounts in thousands):

| | December 31, | |
|---|---|---|
| | **2002** | **2001** |
| Campbell Soup Company Stock Fund | $ 191,254 | $ 238,866 |
| Fidelity Investments Equity-Income Fund | 46,549 | 60,199 |
| Spartan U.S. Equity Index Fund | 22,119 | 29,386 |
| Fidelity Investments Magellan Fund | 65,910 | 91,182 |
| Fidelity Investments Growth Company Fund | 40,765 | 63,433 |
| Fidelity Retirement Money Market Fund | 28,041 | 26,313 |

The Campbell Soup Company Stock Fund includes non-participant directed investments of approximately $30,834 and $26,113 at December 31, 2002 and December 31, 2001, respectively.

# Campbell Soup Company
## Savings Plus Plan for Salaried Employees
### Form 5500, Schedule H, Part IV, Item 4i
### Schedule of Assets (Held at End of Year)
### December 31, 2002
*(in thousands)*

| Identity of Issue | Description of Investment | Cost | Current Value |
|---|---|---|---|
| * Campbell Soup Company | Common Stock Fund | $ 120,804 | $ 115,917 |
| * Franklin Templeton Investments | Templeton Foreign A | 2,483 | 2,260 |
| * Morgan Stanley Investment Management | MSI Small Company Growth B | 1,762 | 1,498 |
| * Western Asset Funds, Inc | Western Asset Core | 3,134 | 3,199 |
| * Fidelity Investments | Magellan Fund | 63,672 | 51,440 |
| * Fidelity Investments | Equity-Income Fund | 39,028 | 35,509 |
| * Fidelity Investments | Growth Company Fund | 51,965 | 33,312 |
| * Fidelity Investments | International Growth & Income Fund | 12,725 | 9,921 |
| * Fidelity Investments | Asset Manager Fund | 18,049 | 15,340 |
| * Fidelity Investments | Retirement Money Market | 21,691 | 21,691 |
| * Fidelity Investments | Managed Income Portfolio | 23,855 | 23,855 |
| * Fidelity Investments | Spartan U.S. Equity Index Fund | 21,792 | 18,822 |
| * Participant Loans | Interest rates ranging from 6% to 11% | - | 3,671 |
| | | $ 380,960 | $ 336,435 |

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES

By: Robert A. Schiffner

Robert A. Schiffner
Chairman of the Administrative Committee

Date: June 27, 2003

## INDEX OF EXHIBITS

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-59797) of Campbell Soup Company of our report dated May 16, 2003 relating to the financial statements of Campbell Soup Company Savings Plus Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 26, 2003